WILMER CUTLER PICKERING
   HALE AND DORR LLP
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                                                     David C. Phelan
August 20, 2004
                                                     60 STATE STREET
                                                     BOSTON, MA 02109
VIA EDGAR                                            +1 617 526 6372
                                                     +1 617 526 5000 fax
Securities and Exchange Commission                   david.phelan@wilmerhale.com
File Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

         Re: Combined Registration Statement on Form N-14 of Pioneer Small Cap Value Fund (the "Trust") with respect to the proposed reorganization of Safeco Small-Cap Value Fund with and into the Trust.


Ladies and Gentlemen:

         Enclosed herewith for filing on behalf of Pioneer Small Cap Value Fund (the "Trust" or "Acquiring Fund"), pursuant to (i) the Securities Act of 1933, as amended (the "1933 Act") and Rule 488 thereunder, (ii) the General Instructions to Form N-14 and (iii) Regulation S-T, is the combined registration statement (the "Registration Statement") on Form N-14 of the Trust, including a combined proxy statement/prospectus, statement of additional information, Part C, other information and exhibits.

         The investment advisory contracts of the Safeco funds which are listed in the Registration Statement (the "Safeco Funds") were terminated on August 2, 2004 as a result of the transfer of a controlling interest in the Safeco Funds' investment adviser, Safeco Asset Management, Inc. The Board of Trustees of the Safeco Funds has appointed Pioneer Investment Management, Inc. as the investment adviser to the Safeco Funds on an interim basis pursuant to Rule 15a-4 under the Investment Company Act of 1940, as amended (the "1940 Act"), and has approved the reorganizations of the Safeco Funds into the Pioneer family of funds.

         Safeco Small Cap Value Fund (the "Acquired Fund") is a series of Safeco Common Stock Trust (File No. 811-06167). This Registration Statement is being filed as a combined proxy statement and prospectus to solicit shareholder approval of an agreement and plan of reorganization whereby the Acquired Fund would transfer its assets to the Acquiring Fund, in exchange for shares of the Acquiring Fund. On the date of the reorganization, Acquired Fund shareholders would become Acquiring Fund shareholders and the Acquired Fund would be dissolved. The Acquiring Fund has substantially similar investment objectives and strategies of the Acquired Fund. The purposes and terms of the proposed reorganizations are detailed in the Registration Statement.



        BALTIMORE    BERLIN    BOSTON    BRUSSELS    LONDON    MUNICH
NEW YORK    NORTHERN VIRGINIA    OXFORD    PRINCETON    WALTHAM    WASHINGTON

August 20, 2004
Page 2


         The Trust intends to file an amendment to its registration statement on Form N-1A (File Nos. 333-18639 and 811-07985) as soon as practicable. Pro forma financial statements will be included in a subsequent amendment to the Trust's Registration Statement and will be provided supplementally to the staff of the Securities and Exchange Commission.

         We have been advised that the Trust and its principal underwriter, Pioneer Funds Distributor, Inc., are aware of their obligations under the 1933 Act. The Registration Statement has been manually signed by the persons specified in Section 6(a) of the 1933 Act and, pursuant to Rule 302 under Regulation S-T, the Trust will retain the manually executed copy of the Registration Statement. No filing fee is required because of reliance on Section 24(f) under the 1940 Act.

         Please note that the combined proxy statement/prospectus in this Registration Statement is identical to the registration statement on Form N-14 that will be filed for each Pioneer fund that is named in the combined proxy statement/prospectus. In addition, the statement of additional information, Part C, other information and exhibits in this Registration Statement are substantially similar for each Pioneer fund.

         If you have any questions or comments, please do not hesitate to contact me at (617) 526-6372 (collect) or Elaine S. Kim, Esq. at (617) 526-6685 (collect), counsel to the Trust.




                                                     Very truly yours,

                                                     /s/ David C. Phelan

                                                     David C. Phelan


Enclosure
cc: Christopher J. Kelley, Esq.